Exhibit 12.1

For the purpose of the following calculations, “earnings” consist of our loss from continuing operations before income taxes, cumulative effect of accounting changes, equity in net loss of affiliate and fixed charges.  “Fixed charges” consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense deemed by us to be representative of the interest factor of rental payments under leases.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

(Unaudited)

	Nine Months Ended September 30,	Fiscal Year Ended December 31,
	2006	2005	2004	2003	2002	2001

Fixed charges:
Interest expense, including amortization of financing costs	$5,135	$7,484	$8,983	$3,478	$3,079	$440
Interest portion of rental expense	1,311	1,475	489	598	497	291

	$6,446	$8,959	$9,472	$4,076	$3,576	$731

Earnings:
Net loss before cumulative effect of change in accounting principle	$62,248	$62,750	$57,255	$35,123	$132,219	$52,447
Equity in net loss of affiliate	0	0	0	0	(458)	(462)
Fixed charges per above	(6,446)	(8,959)	(9,472)	(4,076)	(3,576)	(731)

Loss as defined	$55,802	$53,791	$47,783	$31,047	$128,185	$51,254

Deficiency of earnings available to cover fixed charges — ratio coverage is less than 1:1:
We would have had to generate additional earnings as follows to achieve a coverage ratio of 1:1	$62,248	62,750	$57,255	$35,123	$131,761	$51,985